Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

June 27, 2011

The following was published on the website of Alpha Beta Netherlands Holding N.V. on June 27, 2011:

Mandatory Publication pursuant to section 21 para. 1 sentence 1 no. 4, para. 2 in conjunction with section 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Amendment

of the

PUBLIC TAKEOVER OFFER

(EXCHANGE OFFER)

of

Alpha Beta Netherlands Holding N.V.

Beursplein 5, 1012 JW Amsterdam, the Netherlands

to the shareholders of

Deutsche Börse Aktiengesellschaft

60485 Frankfurt am Main, Germany

to acquire all registered no-par-value shares

of Deutsche Börse Aktiengesellschaft

for consideration of

1 new ordinary share in Alpha Beta Netherlands Holding N.V.

for 1 share in Deutsche Börse Aktiengesellschaft

Offer Acceptance Period: May 4, 2011 to midnight, at the end of July 13, 2011

(Central European Daylight Savings Time)

Deutsche Börse shares: ISIN DE0005810055

tendered Deutsche Börse shares: ISIN DE000A1KRND6

Holdco offer shares: ISIN NL0009766997

1	General Information for Shareholders

2	Amendment of the Exchange Offer by Waiver of Completion Conditions

	2.1	Waiver of the completion condition “IRS Ruling or Rulings vis-à-vis NYSE Euronext”

	2.2	Waiver of the Completion Condition “IRS Ruling vis-à-vis Deutsche Börse”

3	Offer Acceptance Period

4	Right of Withdrawal

5	Declaration of Assumption of Responsibility

1	General Information for Shareholders

On May 4, 2011, Alpha Beta Netherlands Holding N.V., a public limited liability company (naamloze vennootschap) incorporated and existing under the laws of the Netherlands, having its official seat (statutaire zetel) in Amsterdam, the Netherlands, and registered with the Dutch Trade Register of the Chamber of Commerce (Kamer van Koophandel) under number 52019756, having its registered office at Beursplein 5, 1012 JW Amsterdam, the Netherlands (“Holdco” or the “Bidder”) published the exchange offer document (the „exchange offer document”) regarding its voluntary public takeover offer (the „exchange offer”) for the shares in Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany, registered in the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Frankfurt am Main under HRB 32232 (“Deutsche Börse” and, together with its affiliated companies, the “Deutsche Börse group”) and with its business address at Mergenthaler Allee 61, 65760 Eschborn, Germany. The exchange offer, in which Holdco seeks to acquire all registered no-par-value shares of Deutsche Börse (ISIN DE0005810055), is open to all shareholders of Deutsche Börse (Deutsche Börse’s shareholders being the “shareholders of Deutsche Börse”), to the extent they are not excluded from the exchange offer as set forth in the exchange offer document.

This document amends and supplements the exchange offer document. The exchange offer document must be read and interpreted together with this amendment of the exchange offer (“amendment of the exchange offer”). Unless otherwise provided for in this amendment of the exchange offer, the provisions in the exchange offer document shall continue to apply unchanged. Terms defined in the exchange offer document shall have the same meaning as in the exchange offer document when used in this amendment of the exchange offer.

This amendment of the exchange offer is made exclusively pursuant to the laws of the Federal Republic of Germany, in particular section 21 of the WpÜG, and in accordance with certain applicable provisions of the securities laws of the United States, including Regulation 14E of the US Securities Exchange Act of 1934 as amended. Accordingly, no other registration, admission or authorization of this amendment of the exchange offer has been requested from securities regulators nor is it intended to request such registration, admission or authorization.

On May 4, 2011, the exchange offer document was published in German (as well as an English translation, which has not been reviewed by BaFin) on the internet at http://www.global-exchange-operator.com, and copies of the exchange offer document are available at Deutsche Bank AG, Taunusanlage 12, 60262 Frankfurt am Main, Deutschland, (fax-no.: +49 (69) 910 – 3 87 94; e-mail: DCT.Tender-Offers@db.com). Pursuant to sections 21 para. 2, 14 para. 3 sentence 1 WpÜG, this amendment of the exchange offer will be published in German (as well as an English translation) on the internet at http://www.global-exchange-operator.com on June 27, 2011, and printed copies will be available at Deutsche Bank AG, Taunusanlage 12, 60262 Frankfurt am Main, Deutschland, (fax-no.: +49 (69) 910 – 3 87 94; e-mail: DCT.Tender-Offers@db.com) free of charge. The announcement of (i) the internet address at which this amendment of the exchange offer will be published, and (ii) the availability of this amendment of the exchange offer at Deutsche Bank AG will be published in the electronic federal gazette (elektronischer Bundesanzeiger) on June 27, 2011.

The publication, circulation or distribution of this amendment of the exchange offer outside the Federal Republic of Germany, the United Kingdom and the United States may be subject to the application of laws of other jurisdictions. Therefore, the amendment of the exchange offer may not be published, circulated or distributed or disseminated by third parties in other countries, in cases where and to the extent that such publication, circulation, distribution or dissemination would violate applicable legal provisions or would depend on the granting of an authorization, the compliance with official proceedings or other legal requirements, the fulfillment of which are not met.

The Bidder has not given its permission for the publication, circulation or distribution of this amendment of the exchange offer by third parties outside of the Federal Republic of Germany, the United Kingdom and the United States and is not responsible for ensuring that such publication, circulation or distribution of this amendment of the exchange offer is consistent with the provisions of legal systems other than those of Germany, the United Kingdom and the United States.

The Bidder will make this amendment of the exchange offer available upon request to Custodian Banks for distribution to shareholders of Deutsche Börse residing in Germany, the United Kingdom and the United States only. Beyond this, the Custodian Banks may not circulate, distribute or disseminate this amendment of the exchange offer to shareholders of Deutsche Börse not residing in Germany, the United Kingdom or the United States, unless this is done in compliance with the securities laws of the relevant applicable jurisdiction.

2	Amendment of the Exchange Offer by Waiver of Completion Conditions

The exchange offer and the agreements which come into existence as a result of accepting the exchange offer are subject to various conditions (the “completion conditions”). The Bidder intends to waive some of the stated completion conditions as follows:

2.1	Waiver of the completion condition “IRS Ruling or Rulings vis-à-vis NYSE Euronext”

Pursuant to section 14.1 (j) of the exchange offer document, the exchange offer is subject to the following completion condition:

“On or prior to the end of the offer acceptance period, NYSE Euronext shall have received one or more private letter rulings from the U.S. Internal Revenue Service (“IRS”) substantially to the effect that

(i)	the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as an exchange within the meaning of Section 351(a) of the U.S. Internal Revenue Code; and

(ii)	(A) the transfer of NYSE Euronext shares by U.S. persons for shares of the Bidder will qualify for an exception to Section 367(a)(1) of the U.S. Internal Revenue Code under U.S. Treasury Regulation Sections 1.367(a)-3(c)(1) and 1.367(a)-3(c)(9), and (B) any U.S. person transferring NYSE Euronext shares to the Bidder who is a “5% transferee shareholder” of NYSE Euronext (within the meaning of U.S. Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) will qualify for the exception to Section 367(a)(1) of the U.S. Internal Revenue Code only upon entering a five-year gain recognition agreement pursuant to U.S. Treasury Regulation Section 1.367(a)-8.”

Hereby, the Bidder waives this completion condition. The exchange offer is no longer subject to the completion condition “IRS Ruling or Rulings vis-à-vis NYSE Euronext” pursuant to section 14.1 (j) of the exchange offer document.

2.2	Waiver of the Completion Condition “IRS Ruling vis-à-vis Deutsche Börse”

Pursuant to section 14.1 (k) of the exchange offer document, the exchange offer is subject to the following completion condition:

“On or prior to the end of the offer acceptance period, Deutsche Börse shall have received a private letter ruling from the IRS substantially to the effect that the exchange offer will qualify as a transaction described in Section 351 (a) of the U.S. Internal Revenue Code and/or the exchange offer and the merger, taken together, will qualify as transaction described in Section 351(a) of the U.S. Internal Revenue Code.”

Hereby, the Bidder waives this completion condition. The exchange offer is no longer subject to the completion condition “IRS Ruling vis-à-vis Deutsche Börse” pursuant to section 14.1 (k) of the exchange offer document.

3	Offer Acceptance Period

The exchange offer is amended before the beginning of the last two weeks of the offer acceptance period. Therefore, the offer acceptance period still expires midnight, at the end of July 13, 2011 (Central European Daylight Savings Time).

4	Right of Withdrawal

Pursuant to sections 21 para. 2 sentence 1, 14 para. 3 sentence 1 of the WpÜG, the bidder hereby informs the shareholders of Deutsche Börse who have accepted the exchange offer before the publication of this amendment of the exchange offer that they may, at any time until the expiration of the offer acceptance period, withdraw from the agreements that came into existence as a result of accepting the exchange offer (section 21 para. 4 of the WpÜG). For details on the exercise of the right of withdrawal, reference is made to section 17 of the exchange offer document.

Important note:

Shareholders of Deutsche Börse who already have effectively accepted the exchange offer are not required to exercise their right of withdrawal or to take any other actions in order to obtain the offer consideration in accordance with the terms and conditions of the offer.

5	Declaration of Assumption of Responsibility

Alpha Beta Netherlands Holding N.V., with its official seat in Amsterdam, the Netherlands, assumes responsibility for the information contained in this amendment of the exchange offer and declares that, to the best of its knowledge, the information contained in this amendment of the exchange offer is true and that no material information has been omitted.

Amsterdam, June 27, 2011

Alpha Beta Netherlands Holding N.V.

/s/ Marcus Thompson	/s/ Stéphane Biehler
(Marcus Thompson)	(Stéphane Biehler)
Director	Director